SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

March 3, 2004

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada		89128
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 5. Other Events and Regulation FD Disclosure

On March 3, 2004, Sierra Health Services, Inc., or Sierra, issued a press release announcing that its subsidiary, Sierra Military Health Services, Inc., or SMHS, has entered into a binding commitment with Health Net Federal Services, or Health Net. Under the commitment, Health Net will, among other things, acquire assets of SMHS primarily related to its provider network and regional TRICARE Service Center operations. With this transaction, SMHS effectively ends its formal protest of the recent award by the United States Department of Defense for the Managed Care Support Services Contract to service TRICARE beneficiaries in the North Region.

Item 7. Financial Statements and Exhibits

Exhibits	**Description**
99.1	Press Release, dated as of March 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	SIERRA HEALTH SERVICES, INC.
	(Registrant)
Date: March 4, 2004	/S/ PAUL H. PALMER
	Paul H. Palmer
	Senior Vice President
	Chief Financial Officer and Treasurer
	(Chief Accounting Officer)